Exhibit 99.1

MultiMetaVerse Holdings Limited Announces Signing of Term Sheet with Bowong Technology

SHANGHAI, October 2, 2024 -- MultiMetaVerse Holdings Limited (NASDAQ: MMV) (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, today announced that it has entered into a non-binding term sheet (the “Term Sheet”) with Bowong Technology (Shenzhen) Co., Ltd. (the “Bowong Technology”) to acquire all of the shares of Bowong Technology.

Pursuant to the Term Sheet, subject to the satisfaction of certain conditions (including obtaining financing for the restructuring described below), MMV would acquire all of the outstanding shares of a holding company to be incorporated under the laws of the Cayman Islands (“Bowong Cayman”), which through a restructuring will become the ultimate parent and controlling entity of Bowong Technology and all the subsidiaries and affiliates controlled by Bowong Technology (“Bowong Group”). The Term Sheet calls for the issuance of 37,000,000 Class A ordinary shares of MMV at a consideration valuation of US$0.75 per share to the shareholders of Bowong Cayman in exchange for all of the issued and outstanding share capital of Bowong Cayman, valuing Bowong Group at a pre-acquisition valuation of US$28 million. The proposed acquisition, if completed, would result in Bowong Cayman becoming a wholly-owned subsidiary of MMV and Bowong Group being consolidated subsidiaries and affiliates of MMV.

Bowong Technology is a company equipped with cutting-edge technologies that is vertically integrated in the AI e-commerce sector. The company focuses on delivering comprehensive AI technologies and services for sellers on both emerging social e-commerce platforms and traditional e-commerce platforms. Bowong Technology has not only achieved significant success in in China, it has also expanded its business operations internationally. Through partnerships with a number of companies, Bowong Technology offers AI live streaming slicing services, empowering a wide range of sellers on international platforms, such as Amazon and TikTok, with AI capabilities. Leveraging these global platforms, Bowong Technology is able to provide e-commerce sellers with a comprehensive range of services to achieve overseas product expansion and brand promotion. Through its professional services and innovative solutions, the company has rapidly established itself in the e-commerce sector.

The management team of Bowong Technology comprises talented professionals who have previously served in leading companies across e-commerce and AI sectors, including Alibaba, NetEase, and Amazon, forming a professional production research team. With extensive industry experience and deep expertise in technology, this team is committed to delivering precise and effective services that meet the ever-evolving demands of the market. Mr. Yingbo Liu, the founder of Bowong Technology, is a successful serial entrepreneur with experience in product operations, commercialization, sales, supply chain management, and business development resource integration. Mr. Liu is experienced in corporate operational management.

The Term Sheet is MMV’s preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed acquisition, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation. Accordingly, there can be no assurance that the Term Sheet will result in completion of the proposed acquisition or any similar transaction, or as to the terms upon which any transaction, if a transaction is completed, may occur. MMV does not undertake any obligation to provide any update with respect to the proposed acquisition or any other transaction, except as required by law.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

Safe Harbor Statement

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit https://www.multi-metaverse.com/.

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MultiMetaVerse Holdings Limited

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E-mail: ir@multi-metaverse.com